

Mail Stop 3030

November 22, 2017

Ryan K. Stafford, Esq.
Executive Vice President, Chief Legal and
Human Resources Officer and Corporate Secretary
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

> **Re: Littelfuse, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 26, 2017**
> **File No. 333-221147**

Dear Mr. Stafford:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

What will IXYS stockholders receive for their shares if the merger is completed, page 2

1.   You disclose that the implied value of the stock consideration will fluctuate as the market price of Littelfuse's common stock fluctuates. Include a chart showing the implied value of the stock consideration based upon a reasonable range of stock prices.

Certain Financial Projections Utilized by the IXYS Board of Directors and IXYS' Financial Advisor, page 60

2.   Revise to disclose the material assumptions and estimates underlying the projections you disclose. Identify any assumptions and estimates that have not been realized.

Opinion of IXYS' Financial Advisor, page 64

3.   The disclosure regarding the valuation analyses performed by IXYS' financial advisor appears to indicate that the financial advisor based its analyses and conclusions on a merger consideration value of $23.00 per share. Given that the merger consideration is subject to proration such that half of the merger consideration is variable, disclose how IXYS' board took into consideration the advisor's reliance on the fixed cash portion for its valuation analyses and conclusions in making its recommendation to IXYS shareholders to vote in favor of the merger.

Littelfuse Board of Directors, page 107

4.   We note your disclosure that Dr. Nathan Zommer will become a director upon completion of the merger. Please file his written consent as required by Securities Act Rule 438.

Signatures

5.   Provide the signature of your principal accounting officer or controller and of your principal financial officer. See Instruction 1 to the Signatures section of Form S-4.

Exhibits

6.   We note that your exhibit index does not provide for a tax opinion. Confirm that you will file the required opinion regarding tax matters or tell us why you believe an opinion is not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mark F. Veblen, Esq.
        Wachtell, Lipton, Rosen & Katz